Exhibit 99.1

Brooge Energy Reports Revenue of $23 million for the Six Months Ending June 30, 2020

Management hosted a conference call on Monday, November 30, 2020 at 8 a.m. ET

NEW YORK, Nov. 30, 2020 (GLOBE NEWSWIRE) -- Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”), today announced its financial results for the six months ending June 30, 2020.

2020 Half-Year Financial Highlights:

•	Revenue of $23 million as compared to $22 million in H1 2019
•	Gross profit of $16.7 million as compared to $17.1 million in H1 2019
•	EBITDA of $17 million as compared to $18.8 million in H1 2019
•	Net Profit of $16.2 million or $0.184 per basic and diluted earnings per share as compared to $12 million or $0.20 per basic and diluted earnings per share in H1 2019
•	Subsequent to the period end, the Company completed the issuance of a USD$200 million 5-year senior secured bond (with potential follow-on issuances of up to USD$50 million for a maximum aggregate borrowing limit of USD$250 million). The proceeds of the bond issue will, among other purposes, be used to repay existing bank debt for Phase I and to fund remaining capital expenditures ahead of the launch of the Company’s Phase II oil storage facility.

Nicolaas L. Paardenkooper, Chief Executive Officer of Brooge Energy and BPGIC, said, “We continued to generate strong and consistent revenue throughout the first half of 2020 from our Phase I facility, which is operating at full capacity. Ancillary services contributed 47% of total revenue in H1 2020 (46% in H1 2019), with the balance coming from fixed, storage revenue. We continue to see a global shortage of available oil storage facilities worldwide, with facilities in The Middle East especially in high demand due to the key role it plays in oil production and its location across multiple trade routes. These market dynamics, along with our high-tech, high-speed facilities, and international award winning operational track record led us to leasing approximately one third of the Phase I capacity to a Super Major in May 2020, and additional contracts with more favorable terms, and gradual increase in fixed revenues of up to 50% starting November 2020.”

Financial Results for the Half-Year Ended June 30, 2020:

For the period ended 30 June 2020

		Six-month	Six-month
		period ended	period ended
		30 June	30 June
	Notes	2020	2019
		USD	USD

Revenue	3	22,893,875	22,042,687
Direct costs		(6,146,872)	(4,955,436)

GROSS PROFIT		16,747,003	17,087,251

General and administrative expenses		(2,696,346)	(1,236,507)
Finance costs		(3,370,988)	(3,412,843)
Changes in fair value of derivative financial instruments		179,758	(484,603)
Changes in fair value of derivative warrant liability	7	5,307,225	-

NET PROFIT		16,166,652	11,953,298

Other comprehensive income		-	-

PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		16,166,652	11,953,298

Earnings per share attributable to the ordinary shareholders of the Group:

Basic and diluted earnings per share (cents)		0.184	0.20

Revenue for the six-month period ended June 30, 2020 was $23 million, compared to $22 million in the six-month period ended June 30, 2019. To date, all of the Company’s revenues are comprised of fixed leasing and variable ancillary services for its Phase I storage facility which was operating at 100% capacity for both the six-month period ended June 30, 2020 and the six-month period ended June 30, 2019.

Gross profit for the six-month period ended June 30, 2020 was $17 million, resulting in gross margin of 73%, compared to $17 million, or a gross margin of 78%, for the six-month period ended June 30, 2019. The decrease in gross margin is mainly due to increases in operations staff salary costs and costs associated with the new disaster management charges implemented by the Fujairah Oil Industry Zone (FOIZ).

EBITDA for the six-month period ended June 30, 2020 was $17 million as compared to $18.8 million for the same period the year prior.

Net profit for the six-month period ended June 30, 2020 was $16 million compared to a profit of $12 million in the six-month period ended June 30, 2019. For the period ended June, 30 2020, a derivative warrant liability of $10.4 million (31 December 2019: $15.7 million) was recorded, which resulted in a gain on revaluation of derivative warrant liability for the six-month period ended June 30, 2020 of $5.3 million as compared nil for the same period the year prior.

Basic and diluted earnings per share was $0.184 in the six-month period ended June 30, 2020, compared with earnings per share of $0.20 in the six-month period ended June 30, 2019.

Balance Sheet and Liquidity:
The Company had cash and cash equivalents of $1 million as of June 30, 2020, compared with $20 million as of December 31, 2019.

Subsequent to the period end, Brooge completed the issuance of a USD $200 million 5-year senior secured bond with a borrowing limit of USD$ 250 million in the Nordic bond market. The bond, which will mature in September 2025, provides a flexible financial platform to support our future growth agenda and marks a key milestone for the Company in entering the international bond market.

Conference Call and Webcast Information

Date:	November 30, 2020
Time:	8:00 a.m. ET / 5:00 pm UAE
Dial-in numbers:	+1 877-425-9470 (U.S.), 800 035 703 290 (UAE), +1-201-389-0878 (International)
Instructions:	Request the “Brooge Energy Call” or Conference ID: 13713748
Live webcast:	http://public.viavid.com/player/index.php?id=142593

A dial-in replay of the call will also be available, to those interested, until December 7, 2020. To access the replay, dial +1 844-512-2921 (United States) or +1 412-317-6671 (International) and enter replay pin number: 13713748.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly-owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s, BPGIC III’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) Brooge Energy’s and its subsidiaries’ ability to obtain financing for Phase III on commercially reasonable terms; (3) Brooge Energy’s and its subsidiaries’ ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Soil Investigation and the Environmental Impact Assessment report for Phase III; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by Brooge Energy and its subsidiaries including throughput, blending, heating, and intertank transfers; (7) Brooge Energy’s and its subsidiaries’ ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:
KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com or
Investor.relations@bpgic.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

			(Restated)
		At 30 June	At 31 December
	Notes	2020	2019
		USD	USD

ASSETS
Non-current assets
Property, plant and equipment	4	296,697,923	263,228,588
Advances to contractors		10,033,223	21,664,764

		306,731,146	284,893,352

Current assets
Inventories		289,928	179,644
Trade and other receivables		11,051,701	2,348,693
Bank balances and cash	5	1,093,883	19,830,771

		12,435,512	22,359,108

TOTAL ASSETS		319,166,658	307,252,460

EQUITY AND LIABILITIES
Equity
Share capital	6	8,801	8,804
Share premium	6	101,777,058	101,775,834
Shareholders’ accounts	11	71,017,815	71,017,815
General reserve	8	680,643	680,643
Accumulated losses		(47,900,029)	(64,066,681)

Total equity		125,584,288	109,416,415

Liabilities
Non-current liabilities
Term loans	9	69,649,588	74,160,950
Lease liability	10	28,884,925	28,624,259
Provisions		29,692	13,941

		98,564,205	102,799,150

Current liabilities
Derivative warrant liability	7	10,402,161	15,709,460
Term loans	9	16,800,989	14,539,187
Accounts payable, accruals and other payables		63,120,303	61,115,121
Derivative financial instruments		1,338,491	1,518,249
Lease liability	10	3,356,221	2,154,878

		95,018,165	95,036,895

Total liabilities		193,582,370	197,836,045

TOTAL EQUITY AND LIABILITIES		319,166,658	307,252,460